1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
April 2, 2025	www.integraresources.com

INTEGRA ANNOUNCES SUBMISSION OF REVISED DELAMAR MINE PLAN OF OPERATIONS AND
APPOINTS U.S. AIR FORCE LIEUTENANT GENERAL (RET.) LEONARD KOSINSKI AS BOARD ADVISOR

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the formal submission of the updated Mine Plan of Operations ("MPO") to the U.S. Bureau of Land Management ("BLM") for the DeLamar Project ("DeLamar") located in southwestern Idaho, United States ("U.S."). This important regulatory milestone marks the initiation of the federal permitting process under the National Environmental Policy Act ("NEPA") and represents a major achievement in the advancement of DeLamar.

In parallel with the submission of the MPO, Integra is pleased to announce the appointment of U.S. Air Force Lieutenant General, 3-star, (Ret.) Leonard "Leo" Kosinski as a strategic Board Advisor. General Kosinski brings over three decades of high-ranking military, governmental, and international leadership experience that will support the Company's growing engagement with federal stakeholders as permitting and development activities accelerate at DeLamar.

Integra would also like to recognize the Executive Order ("EO") published by the federal administration on March 20, 2025, titled "Immediate Measures to Increase American Mineral Production". The EO calls for streamlined permitting timelines, enhanced federal permitting coordination, and strategic investment into domestic mineral supply chains. Continued government support for domestic minerals projects comes at a crucial time for Integra as federal permitting efforts officially begin for DeLamar.

George Salamis, President, CEO and Director of Integra commented: "The submission of the updated MPO is a crucial moment for Integra and the future of the DeLamar gold-silver project in Idaho. This marks the official start of the federal mine permitting process and demonstrates our commitment to advancing DeLamar in a responsible, transparent, and timely manner. We believe the enhanced project design reflected in the MPO positions Integra as a leading candidate to benefit from the evolving, progressive, and supportive permitting landscape that is occurring at both federal and state levels. At this time we are also extremely honored to welcome Lieutenant General Kosinski as an advisor to the Company. His deep experience in U.S. federal operations, relationships with senior levels of government, and direct insights into energy security and industrial base resilience will be invaluable as we advance DeLamar through permitting over the next two years. We are thrilled to have Leo on board and look forward to the guidance he will bring as we align our project with national priorities in the U.S."

Updated MPO Submission: A Major Step Forward for DeLamar

The submission of the updated MPO to the BLM initiates the pathway to the issuance of a Notice of Intent ("NOI"), which is a formal announcement of BLM's intent to prepare an Environmental Impact Statement ("EIS") to evaluate the potential environmental effects of the proposed action. The NOI is followed by a scoping process which includes engagement with federal, state, and local agencies and the general public. Once the EIS is formally scoped, the BLM will conduct environmental impact analysis for the proposed action as well as reasonable alternatives to the proposed action. Through this alternatives evaluation process, refinements to the MPO may be identified that reduce environmental impacts. A Draft EIS ("DEIS") will publish the results of BLM's environmental analysis and will be open to public comment for a minimum of 45 days. Public comments on the DEIS will be addressed by the BLM in the Final EIS ("FEIS") and accompanying Record of Decision document, which may include BLM-proposed measures to mitigate environmental impacts. The BLM's environmental analysis under NEPA (NOI to FEIS) is anticipated to span two years, and is a rigorous, transparent, and prescriptive permitting framework that guides federal review of mining projects on public lands. Federal permitting will be complemented by a host of equally robust permits from multiple Idaho state agencies that serve to protect the quality of Idaho's air, water, and land.

Integra's updated MPO for DeLamar reflects a significantly optimized and environmentally enhanced mine plan, including a more compact project footprint and design modifications aimed at reducing projected carbon emissions and water usage. These improvements were developed through extensive technical analysis, stakeholder engagement, and a focus on the integration of modern sustainable mining practices.

Appointment of Lieutenant General (Ret.) Leonard Kosinski as Board Advisor

To strengthen Integra's federal government engagement and strategic advisory capacity during this critical permitting period, the Company is pleased to welcome Lieutenant General (Ret.) Leo Kosinski as a Strategic Board Advisor.

General Kosinski recently served as Director for Logistics on the Joint Staff at the U.S. Department of Defense and the Pentagon, where he oversaw global logistics, energy and climate planning, deployment operations, and industrial base coordination. His prior roles include Deputy Commander of U.S. Air Forces Japan and Director of Logistics for U.S. Africa Command, where he was responsible for operations across 53 nations. With over 31 years of military and international leadership experience, including multiple postings in Washington D.C., Europe, and Asia, General Kosinski brings a wealth of knowledge in navigating complex government environments, executing strategic infrastructure projects, and advancing policy goals across multiple agencies.

The addition of General Kosinski brings immense and immediate strategic benefit to the Company as federal permitting begins for DeLamar.

Immediate Measures to Increase American Mineral Production Executive Order

Integra welcomes the recent EO signed by the federal administration, on March 20, 2025. The EO titled "Immediate Measures to Increase American Mineral Production" calls for accelerated permitting timelines, enhanced federal permitting coordination, and strategic investment into domestic mineral supply chains. As stated in the EO, permitting bottlenecks for upstream resource projects represent a national security and economic risk that must be addressed immediately. The EO targets specific initiatives including streamlining permitting, re-evaluating land access, clarifying the Mining Act, mobilizing capital, and strategic stockpiling and procurement for domestic minerals.

Additional details on the recently signed EO can be found on the official White House website: https://www.whitehouse.gov/presidential-actions/2025/03/immediate-measures-to-increase-american-mineral-production/

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the NOI to FEIS process and expected timelines; the anticipated benefits of the appointment of the Board advisor; the anticipated benefits of the EO; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.